Exhibit 99.2

 Third Quarter 2024  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 Greenfield developer & IPP  Control over entire project life cycle  Wind, solar and energy storage  Expertise across main renewable technologies  Global platform  Growing activity across U.S., Europe and MENA  Extensive track record  71% CAGR revenues1  50% CAGR Mature Project capacity1,2  Large and diverse portfolio  19.2 GW + 31.8 GWh portfolio  6 GW + 7.6 GWh Mature Phase Projects2  First pure-play listed developer  First pure-play to list on a national exchange in the U.S.  Next generation global renewable energy platform  Enlight at a glance  1 2017-2023; 2 Mature Projects include projects that are operational, under construction, in pre-construction (meaning, that they are expected to commence construction within 12 months as of November 12, 2024 (the “Approval Date”)

November 2024

3Q24 performance overview

Strong results & FY24 guidance raised

Revenue
up 88% to $109m

Adjusted EBITDA[1]
up 86% to $88m

Guidance up $10m, increased for the second consecutive quarter this year

Revenues
$355-$370m

Adjusted EBITDA[1]
$255-$270m

Business developments

- Multiple CODs[2] of 512 MW & 1,391 MWh, representing annual[3] revenues of $81-87m and EBITDA of $62-68m
- Construction started on projects totalling 810 MW and 2.0 GWh, representing annual[3] revenues of $132-141m and EBITDA[1] of $108-114m
- Mature Phase Portfolio increased by 0.6 GW and 1.7 GWh; conversion of Snowflake A from Advanced phase to Mature phase Portfolio
- Macro environment continues to be beneficial for Enlight

[1] Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income;
[2] Includes expected imminent CODs of Pupin wind farm and Atrisco BESS with capacity of 94 MW & 1,200 MWh; [3] Represents first full year of operation

4

 Enlight US at a glance  1 Represents expected revenues and EBITDA for first full year of operation; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  CODs and construction progress  Major increase in operational capacity y-o-y , up 343% to 464 MW   Atrisco Solar completed COD in October, and Energy Storage COD expected in coming weeks, representing combined annual1 revenues of $51-55m and EBITDA1,2 of $41-45m  Country Acres, Roadrunner, and Quail Ranch, totaling 810 MW and 2.0 GWh have begun construction, representing annual1 revenues of $132-141m and EBITDA1,2 of $108-114m  Snowflake A enters the Mature phase Portfolio, with capacity of 600 MW and 1.9 GWh, representing annual1 revenues of $115-125m and EBITDA1,2 of $95-105m. COD expected in mid-2027.

 Enlight Europe & MENA at a glance  CODs and high generation output   Strong financial performance - 3rd Quarter revenue up 87% y-o-y to $101m, driven by new projects and healthy production   Operational Capacity rises to 1,938 MW and 625 MWh  Additional three projects of the Israel Solar & Storage Cluster (55 MW + 160 MWh) enter operations, bringing the full 12-site Cluster to COD. Additional sites in development and under construction.   Pupin wind farm (94 MW) completed construction and expected imminent COD

 3Q 2024 versus 3Q 2023 ($m)  Growth driven by new operational projects and healthy production levels  3Q 2024 results   47  58  109  88  + 86%  + 88%  66  31  + 115%  Revenue  3Q24  3Q23  Adjusted   EBITDA1  3Q24  3Q23  Cash flow from   Operations  3Q24  3Q23  11  26  24  - 7%  26  + 114%  Net income  3Q24  3Q23  Net income, excluding non-core2 items   3Q24  3Q23  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Includes impacts of foreign exchange revaluations; interest rate hedges; adjustments to the Clenara acquisition earnout; and financial asset losses

 9M 2024 versus 9M 2023 ($m)  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Includes impacts of foreign exchange revaluations; interest rate hedges; adjustments to the Clenara acquisition earnout; and financial asset losses   Growth driven by new operational projects and healthy production levels  9M 2024 results   24  48  56  + 17%  142  182  285  214  + 50%  + 56%  158  126  + 25%  24  82  58  - 29%  Net income  3Q24  3Q23  Net income, excluding non-core2 items   3Q24  3Q23  Revenue  3Q24  3Q23  Adjusted   EBITDA1  3Q24  3Q23  Cash flow from   Operations  3Q24  3Q23

  3Q24 Actual +60% above consensus  2Q24  1Q24  3Q23  4Q23  2Q23  1Q23  3Q24  Enlight Reported Adjusted EBITDA1    Consensus Estimates2  Enlight reported Adjusted EBITDA1 versus consensus2 estimates ($m)  Quarterly Adjusted EBITDA   Actual results vs consensus expectations  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Source: Bloomberg

 Raising 2024 guidance for the second quarter in a row   1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income.  260  270  252.5  Midpoint +4.0%  245  255  Previous Guidance  Updated Guidance  EBITDA1: midpoint increased by $10m  262.5  360  370  352.5  345  355  Previous Guidance  Updated Guidance  Revenues: midpoint increased by $10m  362.5  Midpoint +2.8%

 Advanced phase Portfolio  6.4 FGW* / 39 Projects  1-2 years to construction  Development phase Portfolio   13.7 FGW* / 87 Projects  +2 years to construction   54%  27%  19%  67%  28%  5%  51%  49%  Composed of three development categories in three geographies   Enlight Portfolio  Mature phase Portfolio  8.2 FGW* / 85 Projects  Operational   Under Construction  Pre-construction (1 year to construction)  *FGW (Factored GW) combines generation capacity and energy storage capacity into one equivalent metric. FGW = GW + GWh/3.5

 Spotlight on mature phase portfolio: 8.2 FGW achieves operations by 2027  Enlight Portfolio  Addition of Snowflake A :  600 MW Solar  1,900 MWh BESS  8.2 FGW*  7.1 FGW*  3Q24  2Q24  Mature phase Portfolio growth quarter over quarter   Current Status: Operating Under Construction Pre Construction  + 15%  *FGW (Factored GW) combines generation capacity and energy storage capacity into one equivalent metric. FGW = GW + GWh/3.5  54%  27%  19%  Mature phase Portfolio  8.2 FGW* / 85 Projects  Operational   Under Construction  Pre-construction (1 year to construction)

 Promising business environment   for Enlight  Data centers and EVs are the main drivers of accelerating US electricity demand growth  Renewables are the dominant source of supply for growing demand, comprising 95% of the US project queue  Power prices in the US and Europe remain high, reflecting scarcity of new projects as demand rises  Equipment costs remain attractive for buyers while interest rates are declining

 Data centers boost electricity consumption; renewables the source of supply  Vast expansion of renewable energy installed base through end of decade  Data centers forecasted to consume   almost 12% of U.S. electricity supply by 2030   Data centers drive growth in US power consumption…  U.S. data center electricity consumption expected to increase at a CAGR of 23% between 2023-2030  TWh  GW / GWh   US Data Center Electricity Demand 2023-2030  Source: McKinsey, Bloomberg BNEF  US and European Solar, Wind, and Storage Capacity 2023-2030  … While renewable energy capacity expands swiftly  Solar PV  CAGR +19%  Storage CAGR  +46%  Wind  CAGR  +8%  Promising business environment for Enlight

 Renewables critical to meeting future demand  Increasing demand for electricity …  … Renewables the only game in town  Renewable power projects represent 95% of new capacity now in queue, with gas at only 3%  Coal plants displaced, while hydro, & nuclear are not built at scale  = renewable energy projects   2025E  US annual load growth forecast has jumped to 0.9% in 2023, with potential to reach 1.5%  Drivers include new manufacturing and data center facilities  The hunt for power accelerates  Load growth rising after decades of decline; renewables dominate project queue   Promising business environment for Enlight  Source: Grid Strategies; Lawrence Berkeley National Laboratory

November 2024

Enlight US

US dominates growth with successful deployments and next wave of projects

All U.S. projects is 100% Enlight owned

$63-66m
Revenue[1]
$49-52m
EBITDA[1,2]
0.5 GW | 1.2 GWh

\+

$132-141m
Revenue[1]
$108-114m
EBITDA[1,2]
0.8 GW | 2 GWh

\+

$298-311m
Revenue[1]
$239-251m
EBITDA[1,2]
2.4 GW | 2.7 GWh

2023-24 | **CODs**
Apex & Atrisco[3]

2025-26 | **Now Building**
Country Acres, Quail Ranch, Roadrunner

2027 | **Next Wave**
CO Bar, Snowflake A, Coggon, Rustic Hills, Gemstone

[1] Projects 1st full year revenue and EBITDA; [2] EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted; [3] Estimates include Atrisco storage which is expected to reach COD imminently

16

November 2024

enlight

Enlight US

Introducing Snowflake A: a new megaproject for 2025 construction

1,140 FMW major solar energy project in Arizona

*FGW (Factored GW) combines generation capacity and energy storage capacity into one equivalent metric. FGW = GW + GWh/3.5

Location	Arizona, USA
Capacity	600 MW & 1,900 MWh
Expected COD	Mid-2027
PPA term & counterparty	20-year busbar, APS
First full year revenues / EBITDA[2]	$115-125m / $95-105m

Holbrook Arizona


Flagstaff
Phoenix
Snowflake Solar Project

The project has reached significant milestones:

- Site control secured
- PPA for both solar and storage components signed
- Signed final interconnection agreement
- Construction expected to begin in 2025

$95-105m Estimated First Full Year EBITDA[2]

÷

$873-917m Estimated Net Project Costs[1]

10.9%-11.4% Unlevered Ratio

[1]Construction costs assume receipt of certain ITC credits under the IRA and are net of the estimated value of these credits. ITC is assumed at 40%. The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits [2]EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted

17

November 2024

Enlight US

2024 on plan: construction begins on three major projects

Combination of large-scale projects at high returns

Country Acres

Location	California
Capacity	392 MW + 688 MWh
Status	Construction has begun
First Year Revenues / EBITDA[1]	$59-63m / $48-51m
Unlevered Ratio	**11.3%-11.8%[2]**

Atrisco

PV COD

Location	New Mexico
Capacity	364 MW + 1,200 MWh
Status	PV completed COD, expected imminent COD for storage
First Year Revenues / EBITDA[1]	$51-55m / $41-45m
Unlevered Ratio	**9.6%-10.1%[2]**



Roadrunner

Location	Arizona
Capacity	290 MW + 940 MWh
Status	Construction has begun
First Year Revenues / EBITDA[1]	$51-54m / $41-44m
Unlevered Ratio	**14.2%-14.7%[2]**

Quail Ranch

Location	New Mexico
Capacity	128 MW + 400 MWh
Status	Construction has begun
First Year Revenues / EBITDA[1]	$22-24m / $17-19m
Unlevered Ratio	**13.4%-13.9%[2]**

[1]EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted. [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

18

November 2024

Enlight Europe & MENA

2024 on plan: Diverse mix of wind, solar and storage projects

Continuing to expand presence across EU and MENA with high expected returns

Gecama Hybrid

Location	Spain
Capacity	225 MW + 220 MWh
Status	Pre-Construction
First Year Revenues / EBITDA[1]	$35-37m / $28-29m
Unlevered Ratio	**12.5%-13.0%**

Pupin

Imminent COD

Location	Serbia
Capacity	94 MW
Status	Imminent COD
First Year Revenues / EBITDA[1]	$22-23m / $16-17m
Unlevered Ratio	**10.4%-10.9%**



SA Storage in Israel & Italy

Location	Israel & Italy
Capacity	0.7 GWh
Status	Pre-Construction (Israel Storage, Nardo)
First Year Revenues / EBITDA[1]	$27-29m / $22-24m
Unlevered Ratio	**18.4%-18.9%**

[1]Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income;

19

 Global Portfolio of 2024-27 CODs  3.6 GW 6.9 GWh  Mature Phase Portfolio status:   Average unlevered return:   11.0%-11.5%  Average levered return:   Mid teens   0.9 GW + 3.3 GWh under construction  2.7 GW + 3.6 GWh near construction  Overlaying 11.0%-11.5% unlevered return with a 5.5-6.0% cost of debt  2024-2027 projects yield high returns  Mid-teens %  Equity IRR  11.0%-11.5%  5.5%-6.0%Project Finance  Unlevered Ratio

 Appendix

 * Non-recurring other income is comprised of the recognition of income related to reduced earnout payments expected to be incurred for the acquisition of Clenera for early stage projects, and to other income recognized in relation to tax credits for projects in the United States.  ($ thousands)     For the nine months ended     For the three months ended        September 30, 2024     September 30, 2023     September 30, 2024     September 30, 2023  Net Income (loss)     58,133     81,839     24,189     26,132  Depreciation and amortization     77,977     44,185     27,091     17,408  Share based compensation     6,027     4,000     1,942     1,150  Finance (income) expenses      (18,299)     (44,380)     (3,234)     (12,118)  Finance expenses     85,836     51,799     36,525     18,368  Non-recurring other income (*)     (13,795)     (21,138)     (7,269)     (14,063)  Share of losses of equity accounted investees     1,737     467     1,288     99  Taxes on income     16,154     25,494     7,024     10,200  Adjusted EBITDA     213,770     142,266     87,556     47,176  Reconciliation between Net Income to Adjusted EBITDA

November 2024

enlight

Enlight US

Promising business environment for Enlight

Increased demand coupled with shortage of projects pushing PPA pricing higher

Supply and demand imbalance pushing PPA pricing higher …


$70
$60
$50
$40
$30
$20
65.63
61.1
56.58
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24
Wind
Blended
Solar

- ✓ U.S. demand for power increasing
- ✓ Scarcity of projects driving PPA pricing higher, up 7.5% YTD
- ✓ Enlight raised prices +25% on 1.8 GW of signed PPAs during past two years

PPA prices remain high despite lower equipment costs

… Equipment prices remain favourable


140%
120%
100%
80%
60%
40%
20%
0%
Jan 23
Apr 23
Jul 23
Oct 23
Jan 24
Apr 24
Jul 24
Oct 24
Lithium
Polysilicon

- ✓ Underlying equipment costs continue to remain low
- ✓ U.S. panel prices now in 30-cent range post impact of latest AD/CVD developments
- ✓ U.S. battery prices in the $160 per kWh range, 30% lower than at the start of 2023

Low equipment costs driving unlevered returns higher

Source: Bloomberg, LevelTen PPA Price Index

23

Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Phase   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Note: Portfolio information as of the Approval Date; Projects that are not consolidated in our financial statements are reflected at their proportional share   Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  2,408  0-12 months (Nov 12 ,2025)   until start of construction   13-24 months   until start of construction  5,997  2,662  3,638  927  13,238  10,991  31,820  7,590  3,327  9,962  3,243  19,202  625  +  +  +  +  +  +  +  Portfolio snapshot  Operational projects sold  1.7 GW still under the company’s operational management  1.7 GW

 1 We expect additional projects currently grouped in the Advanced Development portfolio to reach COD by 2027, however these are not included in these forecasts.   Massive growth in the coming years: operational capacity expected to triple to 8.2 FGW (6 GW and 7.6 GWh) by the end of 2027  Mature phase portfolio: 8.2 FGW operational by 2027  Major Expected CODs  Roadrunner & Quail Ranch   (418 MW, 1.3 GWh)  2025  Gecama & Country Acres   (0.6 GW, 0.9 GWh )   2026  Snowflake & CO Bar  (1.8 GW, 2.7 GWh )  2027  1,962  2,587  4,839  375  1,878  2,587  3,702  1,878  2,587  Current Status (FMW): Operating Under Construction Pre Construction  Mature phase portfolio only1  CAGR + 43%  2023-2027E   2,953  3,891  2,587  2023  2024E  2025E  2026E  2027E  366  1,289  15  8,166  *FGW (Factored GW) combines generation capacity and energy storage capacity into one equivalent metric. FGW = GW + GWh/3.5

 Revenues of $355m-$370m and Adjusted EBITDA1 of $255m-$270m  Increasing 2024 Guidance  Operational Portfolio / FGW*   Raising guidance ranges   Revenues: $355-$370m  up from $345m-$360m  Adjusted EBITDA1: $255m-$270m   up from $245-$260m   Key Assumptions  90% of generation sold at fixed prices through hedges or PPAs  FX assumptions of 3.8 for USD/ILS and 1.05 for EUR/USD   Forecasted Revenues: 40% in ILS; 55% in EUR and 5% in USD  Revenue / ($m)  Adjusted EBITDA1 / ($m)  102  192  189  355-370  255-270  256  130  99  1.962  2.953  1.421  0.721  2024E  2023  2021  2022  2024E  2023  2021  2022  38%  CAGR   53%  CAGR   2024E  2023  2021  2022  50%  CAGR in FGW      1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted  *FGW (Factored GW) combines generation capacity and energy storage capacity into one equivalent metric. FGW = GW + GWh/3.5

 74% of total portfolio in the United States  3.6 GW  52% of U.S Development Phase  Development Phase   Advanced Phase  3 GW  100% of U.S   Advanced Phase  Mature Phase Projects  3.7 GW  100% of U.S Mature Phase   10.3 GW   System Impact Study Completed  +  +  =  Unique position: near-term pipeline & interconnect advantage represent “missing link”  Transmission infrastructure is the principal constraint for renewable energy today  Enlight US

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